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                       [NEBS BANCSHARES, INC. LETTERHEAD]



                                November 8, 2005


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

         Re:      NEBS Bancshares, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-128277

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, NEBS Bancshares, Inc. (the "Company") hereby requests that said Registration Statement on Form SB-2 be declared effective on November 10, 2005, at 4:00 p.m. or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form SB-2.

         Furthermore, the Company hereby acknowledges that:

           o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
           o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
           o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.




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U.S. Securities and Exchange Commission
November 8, 2005
Page 2


         If you have any questions regarding this request, please telephone Scott A. Brown of Muldoon Murphy & Aguggia LLP at (202) 362-0840.



                                   Very truly yours,

                                   NEBS BANCSHARES, INC.


                                   /s/ David J. O'Connor
                                   -------------------------------------
                                   David J. O'Connor
                                   President and Chief Executive Officer



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                   [KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]





                                November 8, 2005


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

         Re:      NEBS Bancshares, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-128277

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join NEBS Bancshares, Inc. (the "Company") in requesting that the Company's above-referenced registration statement on Form SB-2 be declared effective on November 10, 2005 at 4:00 p.m or as soon thereafter as practicable.


                                        Very truly yours,


                                        /s/ Douglas L. Reidel
                                        ----------------------------------------
                                        Name:  Douglas L. Reidel
                                        Title: Managing Partner